Exhibit 1

Cemex presents its 2022 Integrated Report:

“Shaping the Future Together”

Monterrey, Mexico. March 28, 2023 – Cemex presented today its 2022 Integrated Report, detailing the company’s operational, climate action and other achievements throughout the year. The report, titled “Shaping the Future Together”, provides an in-depth analysis of Cemex’s strategic vision, corporate governance, value creation, and operational performance.

“2022 was a year of unexpected challenges for many businesses as inflation spiked to 40-year highs. We are pleased with how we responded to these challenges and expect to continue to see the benefits of our actions in 2023”, said Fernando A. González, CEO of Cemex. “We never lost sight of our strategic priorities: grow EBITDA through margin enhancement, achieve investment grade rating, optimize our portfolio for growth, and advance our sustainability agenda while leading the industry’s transition to a lower carbon and circular economy.”

Some of the main accomplishments presented in Cemex’s 2022 Integrated Report are:

Future in Action:

•

Cemex committed to more ambitious decarbonization targets and was among the first in the industry to have its 2030 and 2050 targets validated by Science-Based Targets initiative under the 1.5°C scenario.

•	Achieved a record 9% reduction in specific carbon emissions over the last two years, reaching a 30% cumulative reduction vs. its 1990 baseline.

•	Vertua lower carbon concrete, launched less than 3 years ago, now accounting for 33% of concrete sales.

•	Increased alternative fuel usage to 35%, the highest level in Cemex’s history.

•	Clinker factor decreased to 73.7%, a record for Cemex’s cement operations.

•	Presented Regenera, a new Cemex business offering circularity services. In 2022, Cemex consumed 27 million tons of waste, which is 67 times the non-recyclable waste we generated.

•	Launched the world’s first fully electric and zero-emission heavy concrete mixer.

•	Implemented water optimization plans in 20% of our sites located in high-water stress areas.

•	Invested over US$1 billion in strategic projects since 2020, advancing CO2 reduction goals, increasing production capacity, and driving growth in Urbanization Solutions.

Financial:

•	Net sales grew 12% to US$15.6 billion.

•	Reduced total debt by US$408 million, achieving a leverage ratio of 2.84x

•	Focused on achieving an investment-grade rating in the short term, currently one notch away.

•	Progressed significantly in optimizing and rebalancing the portfolio for growth.

Digital Strategy:

•	The Cemex Go end-to-end digital platform is being used by over 53,000 customers in 21 countries.

•	Launched Cemex Go Acceleration initiative to evolve the platform into a fully automated, data-powered experience with an increased focus on CO2 reduction in the supply chain of our products.

•	Working Smarter digital transformation initiative is leveraging digital technologies, operative models, and innovation from leading service suppliers to reshape business management services.

To read Cemex’s 2022 Integrated Report, please visit: http://www.cemex.com/IntegratedReport2022

About Cemex

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: www.cemex.com

Contact information

Analyst and Investor Relations - Monterrey

Fabián Orta +52

(81) 8888-4327

ir@cemex.com

Analyst and Investor Relations - New York

Scott Pollack +1

(212) 317-6011

ir@cemex.com

Media Relations

Jorge Pérez +52

(81) 8259-6666

jorgeluis.perez@cemex.com

###

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from CEMEX’s expectations, including, among others, risks, uncertainties, and assumptions discussed in CEMEX’s most recent annual report and detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission, which factors are incorporated herein by reference, which if materialized could ultimately lead to CEMEX’s plans described in CEMEX’s 2022 Integrated Report or referenced in this press release not producing the expected benefits and/or results. These factors may be revised or supplemented, but CEMEX is not under and expressly disclaims, any obligation to update or correct this press release or any forward-looking statement contained herein, whether as a result of new information, future events, or otherwise. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.

2